Exhibit 99.2

PRESS RELEASE

WiLAN Completes Sale of C$200 Million of Convertible Debentures

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

OTTAWA, Canada – September 8, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that it has completed its previously announced public offering of C$200 million aggregate principal amount of 6.00% extendible convertible unsecured subordinated debentures (“Debentures”).  The offering, which raised gross proceeds of C$200 million, was underwritten by a syndicate of underwriters co-led by Canaccord Genuity Corp. and CIBC World Markets Inc. and including Paradigm Capital Inc., National Bank Financial Inc., Fraser Mackenzie Limited and NCP Northland Capital Partners Inc.  A total of 200,000 Debentures were issued at a price of C$1,000.00 per Debenture.

The Company has granted the underwriters an option, exercisable in whole or in part at any time not later than the earlier of (i) October 8, 2011 and (ii) the occurrence of a Termination Event (as described in the Company’s short from prospectus dated September 2, 2011), to purchase up to an additional C$30 million aggregate principal amount of Debentures on the same terms solely to cover over-allocations, if any, and for market stabilization purposes.

The net proceeds from the sale of the Debentures are being held by the Company and will be used to finance part of the purchase price of the proposed acquisition of MOSAID Technologies Incorporated (“MOSAID”) pursuant to the Company’s offer to purchase all of the issued and outstanding shares of MOSAID not owned by Wi-LAN and its affiliates dated August 23, 2011.

Following the Company’s take-up of the MOSAID Shares, the Debentures will be convertible at the option of the holder into common shares of WiLAN at a conversion price of C$9.20 per common share.  The Debentures will commence trading today on the Toronto Stock Exchange under the symbol “WIN.DB”.

WiLAN’s offer to acquire MOSAID is open for acceptance until 5:00 pm Eastern Time on September 28, 2011, unless the offer is otherwise extended.

The securities being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws.  Accordingly, the securities may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration requirements.

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PRESS RELEASE

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Forward-looking Information
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The terms and phrases “will be”, “will have”, “will commence”, “is open”, “will not” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following risks: certain WiLAN patents may be found to be invalid, unenforceable and/or not infringed by any specific third party; the Company may be required to establish the enforceability of certain patents in court in order to obtain material licensing revenues; certain WiLAN patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; licensing the Company’s patents can take an extremely long time and may be subject to variable cycles; WiLAN is currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows; reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect the Company; changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN; the Company needs to acquire or develop new patents to continue and grow its business; WiLAN may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm its business and results of operations; the Company has made and may make future acquisitions of technologies or businesses which could materially adversely affect it; WiLAN’s acquisitions of patents are time consuming, complex and costly, which could adversely affect its operating results; the Company’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially; WiLAN may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation;  there can be no assurance as to the payment of future dividends; the Company’s ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies; and WiLAN’s actual financial results may vary from its publicly disclosed forecasts. These risk factors and others relating to WiLAN are discussed in greater detail in the “Risk Factors” section of WiLAN’s MD&A for the first quarter of fiscal 2011 dated June 3, 2011 (copies of which may be obtained at www.sedar.com or www.sec.gov). WiLAN recommends that readers review and consider all of these risk factors, and readers should not place undue reliance on WiLAN’s forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

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All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

Tyler Burns Director, Investor Relations	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

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